SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Deadline for disclosure the 3Q14 Financial Statements

Rio de Janeiro, December 29, 2014 – Petróleo Brasileiro S.A. – Petrobras announces it will release its third quarter 2014 financial statements in January 2015 without the PricewaterhouseCoopers (PwC) external auditors’ report. This deadline ensures Petrobras will comply with its obligations within the period stipulated by its financial contracts, considering the applicable periods of contractual tolerance and avoiding acceleration of finance debt by creditors.

Furthermore, Petrobras reiterates that it is reviewing its planning for the year 2015, implementing a number of steps aimed at maintaining the cash level, in order to enable investments without the need for new financing, considering an exchange rate of R$ 2.60/US$ and an average Brent price in 2015 of US$70/bbl. These measures include discounting receivables, reducing the level of capital expenditures, reviewing product pricing strategies and reducing operating costs in activities not yet achieved by the structuring programs.

At the same time, Petrobras has been enhancing its governance and improving its internal controls, notably with the recent set up of the Governance, Risk and Compliance Director position and of the Special Committee to act as a “Reporting Line” for the firms (Trench, Rossi e Watanabe and Gibson, Dunn & Crutcher) in the independent investigations.

Petrobras restates that it is committed to releasing its third quarter accounting statements reviewed by PwC as soon as possible.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.